SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file Number 0-10200

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEI Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEI Investments Company

1 Freedom Valley Drive

Oaks, Pennsylvania 19456

SEI Capital Accumulation Plan

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

SEI Capital Accumulation Plan

Index

December 31, 2008 and 2007

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4-10

Supplemental Schedule

Schedule H, Line 4(i)* – Schedule of Assets (Held at End of Year)	12-13

*	Refers to item number in Form 5500 (Annual Report/Report of Employee Benefit Plan) for the plan period ended December 31, 2008, which items are incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

SEI Investments Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SEI Investments Capital Accumulation Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

June 22, 2009

SEI Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Investments
Investments at fair value (Notes 3 and 4)	$151,590,218	$235,681,928

Receivables
Employer contributions	226,862	254,601
Participant contributions	331,689	393,658
Due from broker for securities sold	7,651	213,405
Dividends	110,953	72,718

Total receivables	677,155	934,382

Cash	—	1,819,432

Total assets	152,267,373	238,435,742

Liabilities
Due to broker for securities purchased	7,651	2,032,837

Total liabilities	7,651	2,032,837

Net assets available for benefits at fair value	$152,259,722	$236,402,905

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts
	1,151	(65,569)

Net assets available for benefits	$152,260,873	$236,337,336

The accompanying notes are an integral part of these financial statements.

SEI Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions, less loss on investments:

Contributions:
Participant	$13,123,726
Employer	4,809,787

Total contributions	17,933,513

Loss on investments:
Dividend income	6,176,683
Interest income	164,318
Net depreciation in fair value of investments (Note 3)	(97,629,357)

Total loss on investments	(91,288,356)

Total additions, less loss on investments	(73,354,843)

Deductions from net assets attributed to:
Benefits paid to participants	10,706,060
Administrative expenses (Note 2)	15,560

Total deductions	10,721,620

Net decrease during the year	(84,076,463)

Net assets available for benefits:
Beginning of year	236,337,336

End of year	$152,260,873

The accompanying notes are an integral part of these financial statements.

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2008 and 2007

1.	Plan Description

The following description of the SEI Capital Accumulation Plan (the “Plan”), provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that was established effective January 1983 by the Board of Directors of SEI Investments Company (the “Company”). The Plan’s sponsor is the Company. In May 2008, the Company amended the Plan to: 1) modify the eligibility of certain temporary employees of the Company to enroll in the Plan; 2) enact a 90-day trading restriction on exchanges in and out of the same investment option available to participants, with certain exceptions, in order to address certain market-timing concerns and; 3) clarify certain terminology related to terminated employees of the Company in a previous amendment to the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature.

Contributions

Generally, an employee will become eligible to join the Plan after the completion of his or her first hour of employment. However, certain employees are not eligible to become participants in the Plan. These employees include: employees excluded from coverage under the Plan by the terms of any adoption agreement, union employees, unless the collective bargaining agreement provides for participation, non-resident aliens with no U.S. source income from the Company, except to the extent such persons were participants in a tax-qualified plan that was merged into the Plan, and leased employees, unless admitted to the Plan by election of their employer. Individuals designated by their employer as independent contractors are also excluded from participation in the Plan. Effective May 15, 2008, employees designated as interns by the Company are excluded from participation in the Plan.

Eligible employees hired on or after April 2, 2007 are automatically enrolled in the Plan. Any eligible employee with a date of hire before April 2, 2007 were not automatically enrolled, but rather are required to complete certain forms prior to participating in the Plan. Unless an affirmative investment election is made by the eligible employee under the Plan, contributions are invested according with the default investment option under the Plan. At any time, the employee has the ability to 1) terminate the salary deferral contribution to the Plan, 2) modify the deferral percentage, or 3) modify the investment elections under the Plan, subject to certain restrictions. Contribution elections are generally effective as soon as administratively feasible after receipt of the employee’s instruction in accordance with the procedures established by the Administrator.

Participants direct the investment of their contributions into various investment options offered by the Plan, which consist of registered investment companies, common collective trusts sponsored by the Company and the common stock of the Company. Effective January 2, 2008, a participant-directed brokerage account option was made available to allow for investments in non-Company-sponsored registered investment companies. A participant may make tax-deferred contributions to the Plan up to the lesser of 25 percent of eligible compensation or $15,500 for the calendar year

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2008 and 2007

2008. Participant contributions are credited to the participant’s deferral account. In addition, participants who have attained age 50 before the end of the Plan year may be eligible to make catch-up contributions.

All Company contributions are discretionary and are made out of available profits of the Company. The Company’s matching contribution may not exceed 60 percent of the participant’s contribution up to five percent of the participant’s annual eligible compensation and are credited to the participant’s matching contribution account. A participant is eligible to receive Company contributions at the point when the participant is eligible to contribute to the Plan. The Company’s matching contributions to the Plan were $4,809,787 for 2008.

As of January 1, 1995, participants may no longer make post-tax contributions into the Plan; however, they may withdraw previously contributed post-tax amounts at any time.

Participant Accounts

Each participant account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Plan’s earnings (losses) thereon. The Company may also make a profit-sharing contribution that will be allocated among eligible participants in the same proportion that each participant’s compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant’s profit-sharing account. The Company made no profit-sharing contributions during 2008. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions to the Plan and all employer contributions credited to their accounts, plus any earnings (losses) thereon.

Payment of Benefits

Amounts in participants’ accounts are distributed in the form of installments, a lump-sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death or total disability.

Employee contributions in a participant’s deferral account may be withdrawn during employment after the employee reaches age 59-1/2 or upon showing immediate and substantial financial hardship.

Participant Loans

Under the tax-deferral feature, a participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50 percent of the participant’s account balance (excluding the voluntary contribution account balance) reduced by the highest outstanding loan balance from the Plan during the preceding 12 months. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.25 percent to 9.00 percent, which is generally at or above local prevailing rates as determined by the Plan Administrator. Terms of the loans range from one to five years, except for loans for the purchase of a primary residence, which can have terms of up to 30 years. As of December 31, 2008, the loans have maturity dates which range from 2009 to 2038. Principal and interest are paid ratably through monthly payroll deductions.

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting. As described in Financial Accounting Standards Board (“FASB”) Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts at December 31, 2008 and 2007. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (see Note 4). Shares of registered investment companies are reported at their stated net asset value per share. Shares of common collective trusts are valued based upon the quoted redemption value of units owned. Common stock of the Company is valued at market value. Participant loans are valued at principal plus accrued interest, which approximates fair value. The Plan holds shares of a common collective trust that has investments in fully benefit-responsive investment contracts. For purposes of the Statement of Net Assets Available for Benefits, this common collective trust is stated at fair value. As provided in the FSP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Dividends earned are reinvested into additional shares of the respective fund. Interest income is accrued as earned.

The Plan presents, in the accompanying Statement of Changes in Net Assets Available for Benefits, the net depreciation in the fair value of its investments, which consists of realized gains and losses, and the change in the unrealized appreciation or depreciation of those investments during the Plan year.

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2008 and 2007

Expenses of the Plan

All administrative costs of the Plan, with the exception of loan fees which are paid directly from the accounts of the participants withdrawing loans, are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

As of January 1, 2008, the Plan adopted the provisions of Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements, for its investments. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurement. Although the adoption of SFAS 157 did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures as part of its financial statements (see Note 4).

3.	Investments

The fair market values of individual assets that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

2008
SEI Stable Asset Fund	$16,631,935
SEI Target Date Collective Trust – Target Date 2025	9,384,305
SEI Core Strategies Collective Trust – SEI Large Cap Fund	33,166,199
SEI Core Strategies Collective Trust – SEI Small Cap Fund	14,550,397
SEI Core Strategies Collective Trust – SEI World Equity ex-US Fund	12,026,478
SEI Investments Company Common Stock	21,585,446

2007
SEI Stable Asset Fund	$16,256,257
SEI Institutional Managed Trust – Core Fixed Income Fund	12,920,132
SEI Institutional Managed Trust – Large Cap Value Fund	28,900,706
SEI Institutional International Trust – International Equity Fund	13,344,764
SEI Institutional Managed Trust – Small Cap Growth Fund	20,132,582
SEI Institutional Managed Trust – Large Cap Growth Fund	26,323,294
SEI Asset Allocation Trust – Market Growth Strategy Fund	19,062,945
SEI Asset Allocation Trust – Aggressive Strategy Fund	40,352,298
SEI Investments Company Common Stock	31,074,258

During 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value as follows:

Appreciation/ (Depreciation)
Registered Investment Companies	$(82,154,427)
Common Collective Trusts	3,546,613
Common Stock of the Company	(19,021,543)

Net depreciation in fair value of investments	$(97,629,357)

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2008 and 2007

4.	Fair Value Measurements

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The fair value measurement level of the investment within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Registered investment companies

The registered investment companies are primarily valued at quoted market prices in an exchange and active market, which represents the net asset values of shares held by the Plan at year-end. The Plan’s investments in registered investment companies, with the exception of the SEI Institutional Managed Trust High Yield Bond Fund (“SIMT HYBF”), are classified as Level 1 investments. The Plan’s investment in the SIMT HYBF is valued based upon the quoted redemption value of units owned by the Plan at year-end and is classified as a Level 2 investment.

Common collective trusts

Common collective trusts are composed of non-benefit-responsive investment funds that invest in open-end mutual funds and a common collective trust that has investments in fully benefit-responsive investment contracts. The Plan’s investments in the non-benefit-responsive investment funds are valued based upon the quoted redemption value of units owned by the Plan at year-end. The fair value of the Plan’s investments is based on the net asset values of the underlying open-end mutual funds. The fair value of the Plan’s interest in the common collective trust that has investments in fully benefit-responsive investment contracts is determined using the market price of the underlying securities and the value of the investment contracts. The Plan’s interest in this common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year-end. The Plan’s investments in common collective trusts are classified as Level 2 investments.

Common stock

The Plan’s investment in common stock of the Company is stated at fair value as quoted on a recognized securities exchange. The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year. The Plan’s investment in common stock is classified as a Level 1 investment.

Participant loans

Participant loans are valued at their outstanding balances, which approximate fair value, and are classified as Level 3 investments.

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2008 and 2007

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

Investments	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies	$5,007,724	$1,688,677	$—
Common/collective trusts	—	121,279,197	—
Common stock of the Company	21,585,446	—	—
Participant loans	—	—	2,029,174

Total Investments	$26,593,170	$122,967,874	$2,029,174

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

Participant loans
Balance at December 31, 2007	$1,809,591
Purchases, issuances and settlements, net	219,583

Balance at December 31, 2008	$2,029,174

5.	Tax Status

The Internal Revenue Service issued a determination letter, dated June 11, 2008, stating that the Plan was designed in accordance with applicable Internal Revenue Code (“IRC”) requirements as of that date. The Plan has subsequently been amended since receiving the determination letter. However, the Plan’s administrator and the Company’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of whole or partial termination of the Plan, or complete discontinuance of employer contributions, each participant shall receive a total distribution of his or her account.

7.	Related Party Transactions

SEI Private Trust Company (“SPTC”), a wholly-owned subsidiary of the Company, serves as the Trustee and Custodian to the Plan through a formal agreement with the Company. SPTC earns an annual fee based upon a percentage of the average net assets in the Plan. During 2008 and 2007, SPTC waived all fees related to this agreement.

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2008 and 2007

All investments of the Plan, except for investments in the participant-directed brokerage account, are in registered investment companies and common collective trusts sponsored by the Company and common stock of the Company; therefore, these investments and transactions qualify as party-in-interest transactions. The registered investment companies and common collective trust investment options pay aggregate advisory, administration and trustee fees to the Company at rates between 0.20 percent and 1.40 percent of the average net assets of the funds. Purchases and sales of SEI Investments Company common stock during 2008 totaled $11,892,490 and $2,415,765, respectively. The market values of SEI Investments Company common stock were $21,585,446 and $31,074,258 at December 31, 2008 and 2007, respectively. These party-in-interest transactions meet one or more prohibited transaction exemptions applicable to the transaction.

SEI Trust Company (“STC”), a wholly-owned subsidiary of the Company, provides trustee services to the SEI Core Strategies Collective Trust, the SEI Target Date Collective Trust and the SEI Stable Asset Fund. SEI Investments Distribution Co. (“SIDCO”) and SEI Investments Management Corporation (“SIMC”), also wholly-owned subsidiaries of the Company, in their capacity as distributor and manager of the Company-sponsored registered investment companies available in the Plan, provide distribution, investment advisory, administration and transfer agency services, either directly or through their subsidiaries, to the funds.

8.	Risks and Uncertainties

The Plan provides for various investment options including the Company’s common stock, registered investment companies and common collective trusts that invest in stocks, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Supplemental Schedule

SEI Capital Accumulation Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2008

	Description	Investment Type	Current Value
*	SEI Stable Asset Fund	Common/Collective Trust	$16,631,935
*	SEI Core Strategies Collective Trust - SEI Core Fixed Income Fund	Common/Collective Trust	7,562,035
*	SEI Core Strategies Collective Trust - SEI Large Cap Fund	Common/Collective Trust	33,166,199
*	SEI Core Strategies Collective Trust - SEI Small Cap Fund	Common/Collective Trust	14,550,397
*	SEI Core Strategies Collective Trust - SEI World Equity ex-US Funds	Common/Collective Trust	12,026,478
*	SEI Target Date Collective Trust - SEI Retirement Income Fund	Common/Collective Trust	559,663
*	SEI Target Date Collective Trust - SEI Target Date 2010 Fund	Common/Collective Trust	2,655,744
*	SEI Target Date Collective Trust - SEI Target Date 2015 Fund	Common/Collective Trust	2,257,005
*	SEI Target Date Collective Trust - SEI Target Date 2020 Fund	Common/Collective Trust	5,211,560
*	SEI Target Date Collective Trust - SEI Target Date 2025 Fund	Common/Collective Trust	9,384,305
*	SEI Target Date Collective Trust - SEI Target Date 2030 Fund	Common/Collective Trust	7,371,317
*	SEI Target Date Collective Trust - SEI Target Date 2035 Fund	Common/Collective Trust	4,650,090
*	SEI Target Date Collective Trust - SEI Target Date 2040 Fund	Common/Collective Trust	3,110,130
*	SEI Target Date Collective Trust - SEI Target Date 2045 Fund	Common/Collective Trust	1,523,622
*	SEI Target Date Collective Trust - SEI Target Date 2050 Fund	Common/Collective Trust	618,717
*	SEI Institutional International Trust - Emerging Markets Equity Fund	Registered Investment Company	100,878
*	SEI Institutional International Trust - Emerging Markets Debt Fund	Registered Investment Company	2,259,522
*	SEI Daily Income Trust - Prime Obligation Fund	Registered Investment Company	1,063,770
*	SEI Institutional Managed Trust - High Yield Bond Fund	Registered Investment Company	1,688,677
*	SEI Institutional Managed Trust - Large Cap Value Fund	Registered Investment Company	88,575
*	SEI Institutional International Trust - International Equity Fund	Registered Investment Company	162,743
*	SEI Institutional Managed Trust - Small Cap Growth Fund	Registered Investment Company	2,620

SEI Capital Accumulation Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2008

	Description	Investment Type	Current Value
*	SEI Institutional Managed Trust -
	Large Cap Growth Fund	Registered Investment Company	18,678
	Participant-Directed Brokerage Account
	Mutual Fund Window	Registered Investment Company	1,310,938
*	SEI Investments Company
	Common Stock	Common Stock	21,585,446
*	Participants loans	Interest rates range from 4.25% to 9% with maturity dates from 2009 to 2038	2,029,174

			$151,590,218

*	Party-in-interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEI Capital Accumulation Plan

Date: June 29, 2009	By:	/s/ Dennis J. McGonigle
Dennis J. McGonigle
Chief Financial Officer